

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2012

<u>Via E-mail</u>
W. Michael Madden
Senior Vice President and Chief Financial Officer
Kirkland's, Inc.
2501 McGavock Pike, Suite 1000
Nashville, TN 37214

     Re: **Kirkland's, Inc.**
              Form 10-K for the fiscal year ended January 29, 2011
              Filed April 14, 2011
              Definitive Proxy Statement on Schedule 14A
              Filed April 29, 2011
              File No. 000-49885

Dear Mr. Madden:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Dietrich King for

              Mara L. Ransom
              Assistant Director